

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

June 3, 2010

Via US Mail and Facsimile: (650) 234-6999

M. Keith Waddell
Vice Chairman, President and Chief Financial Officer
Robert Half International Inc.
2884 Sand Hill Road
Menlo Park, CA 94025

> **Re: Robert Half International Inc.
> Form 10-K for Fiscal Year Ended December 31, 2009
> Filed February 18, 2010
> File No. 001-10427**

Dear Mr. Waddell:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel
Assistant Director